FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]

NATIONAL BANK OF GREECE S.A.

Announcement on the adoption of International Financial Reporting Standard (IFRS) 9

Athens, 12 March 2018

As of 1 January 2018, IFRS 9 “Financial Instruments” replaced International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for a) the classification and measurement of financial instruments, b) impairment of financial assets and c) hedge accounting.

The adoption of IFRS 9 on 1 January 2018, is expected to impact the Group shareholders’ equity by approximately €1.45 billion, of which €1.2 billion due to changes in impairment requirements and €0.25 billion due to classification and measurement. As a result of the new impairment requirements, the Group’s allowance for loan losses is expected to increase by approximately 10.7%.

By applying the regulatory transitional arrangements, introduced by Regulation (EU) 2017/2395 of the European Parliament and the Council of the European Union, which allow financial institutions to gradually apply the impact from the first time adoption of the IFRS 9 impairment requirements to own funds until 2023, the Group’s Common Equity Tier 1 (CET1) ratio as at 1 January 2018, is estimated to decrease by approximately 50bps. On a fully loaded basis, the Group’s CET1 ratio is expected to decrease by approximately 350bps.

The IFRS 9 impact estimates disclosed in this announcement are based on the accounting policies, assumptions and judgments of the Bank, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018. The final impact upon transition to IFRS 9 will be included in the 2018 Annual Financial Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)
Date: March 12th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: March 12th, 2018

Director, Financial Division